FORM 51–102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Great Panther Silver Limited (“Great Panther” or the “Company”)
Suite 800 – 333 Seymour Street
Vancouver, British Columbia
V6B 5A6

Item 2	Date of Material Change

February 25, 2015

Item 3	News Release

A news release was issued by Great Panther and Cangold Limited (“Cangold”) on February 26, 2015 and distributed through Marketwired and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) by the Company on February 26, 2015.

Item 4	Summary of Material Change

On February 26, 2015, Great Panther and Cangold announced that they entered into a binding letter agreement (the “Letter Agreement”) pursuant to which Great Panther will, subject to the terms and conditions of the Letter Agreement and execution of a definitive agreement, acquire all of the issued and outstanding common shares of Cangold by way of a statutory plan of arrangement (the “Arrangement”).

Concurrent with the execution of the Letter Agreement, Great Panther, Cangold and a Mexican subsidiary of Cangold, entered into a suite of loan documents (collectively, the “Loan Documents”) pursuant to which Great Panther has (i) agreed to continue to provide technical, administrative and management services to Cangold and (ii) to provide discretionary credit advances (each an “Advance”), in the maximum aggregate amount of up to $1,500,000 (the “Loan”) inclusive of a prior debt already owing from Cangold to Great Panther in the approximate amount of $155,000 (the “Prior Debt”). Pursuant to the Loan Documents, principal owing under the Loan will bear interest at the annual rate of 15%, will be secured by a general security agreement and share pledge agreement (collectively, the “Security Documents”), and, subject to regulatory approval, Great Panther will be entitled to bonus common shares in the capital of Cangold in the amount of 20% of the Prior Debt divided by the Market Price (as such term is defined in the policies of the TSX Venture Exchange (the “TSXV”)) and a further 20% of the value of any Advance, divided by the Market Price.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On February 26, 2015, Great Panther and Cangold announced that they entered into the Letter Agreement pursuant to which Great Panther will, subject to the terms and conditions of the Letter Agreement, acquire all of the issued and outstanding Cangold Shares by way of the Arrangement. The transaction will result in Great Panther adding the option to acquire more than 6,000 hectares of the Guadalupe de los Reyes gold-silver project in Sinaloa State, Mexico (the “GDLR Project”) to its existing silver and gold producing properties in Mexico at Guanajuato and Topia. The transaction also adds Cangold’s Plomo gold project in Mexico, and its Argosy Project in the Red Lake Mining Division of northeastern Ontario, Canada.

Pursuant to the Letter Agreement:

•

Cangold shareholders will receive 0.05 common shares of Great Panther (each a whole common share, a “Great Panther Share”) for each common share of Cangold (a “Cangold Share”) held (such exchange ratio being hereinafter referred to as the “Exchange Ratio”) resulting in, and assuming completion of the transaction, the issuance of approximately 2,139,000 Great Panther Shares in exchange for approximately 42,780,600 Cangold Shares. The Great Panther Shares to be issued represent approximately 1.5% of the current number of Great Panther Shares issued and outstanding. Total share consideration is valued at approximately $1.7 million, or approximately $0.79 per share (based on Great Panther’s volume weighted average price of shares on the Toronto Stock Exchange (the “TSX”) for the 20-day period ended February 25, 2015).

•

Each outstanding option and warrant to acquire Cangold Shares will entitle the holder thereof to receive, upon the exercise thereof, 0.05 Great Panther Shares in lieu of each Cangold Share, at a price adjusted in accordance with the Exchange Ratio, and otherwise on the same terms and conditions as the original option or warrant.

•

Completion of the transaction is subject to customary conditions, including support of the transaction by directors, officers and significant shareholders of Cangold, and receipt of applicable regulatory, shareholder and third party approvals and consents by Cangold and Great Panther as may be required to effect and complete the transaction. In particular, the Arrangement is subject to approval of the TSX and applicable filings with the NYSE MKT (in respect of Great Panther) and the TSXV (in respect of Cangold). Completion of the transaction is also subject to Great Panther being satisfied with the results of its due diligence investigations, receipt by Great Panther of an opinion of Mexican legal counsel relating to the option Cangold holds in respect of the GDLR Project.

•

Great Panther and Cangold have agreed to negotiate in good faith and enter the Definitive Agreement incorporating the terms of the Letter Agreement together with additional representations, warranties, covenants, conditions and agreements as are customary for a transaction of this nature on or before April 25, 2015, or such later date as the parties mutually agree.

•

Cangold has agreed to an exclusivity period until April 25, 2015, during which time Cangold will work exclusively and in good faith with Great Panther toward the satisfactory completion of confirmatory due diligence and negotiation of the Definitive Agreement. During the exclusivity period, Cangold will not, among other things, solicit, initiate, facilitate, continue, respond to or encourage any third party proposal in respect of an alternative transaction. Cangold is obligated to pay Great Panther a termination fee should Cangold terminate the exclusivity period in certain circumstances or in the event that Great Panther terminates the Letter Agreement due to a breach of certain representations and warranties.

Concurrent with the execution of the Letter Agreement, Great Panther, Cangold and a wholly-owned Mexican subsidiary of Cangold, entered into the Loan Agreement pursuant to which Great Panther has (i) agreed to continue to provide technical, administrative and management services to Cangold and (ii) to provide discretionary credit advances, in the maximum aggregate amount of up to $1,500,000 inclusive of the Prior Debt. Pursuant to the Loan Documents, principal owing under the Loan will bear interest at the annual rate of 15%, will be secured by the Security Documents, and, subject to regulatory approval, Great Panther will be entitled to bonus Cangold Shares in the amount of 20% of the Prior Debt divided by the Market Price (as such term is defined in the policies of the TSXV) and a further 20% of the value of any Advance, divided by the Market Price.

Cangold will hold a shareholder meeting to consider and approve the Arrangement no later than May 12, 2015. The terms of the Arrangement will be described in further detail in the Management Information Circular of Cangold to be filed with regulatory authorities and mailed to Cangold shareholders in accordance with applicable securities laws.

Assuming all conditions to closing are satisfied, the parties expect to close the transaction prior to the end of May 2015.

A copy of the Letter Agreement has been filed as a material contract on SEDAR at www.sedar.com.

The securities to be issued by Great Panther under the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to, or for the account or the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Related Party Transaction

The Arrangement is a ‘related party transaction’ for Great Panther under Multilateral Instrument 61-101 –

Protection of Minority Security Holders in Special Transactions (“MI 61-101”) by virtue of the fact that each of Messrs. Robert Archer (Chief Executive Officer and a director of Great Panther), Kenneth Major (a director of Great Panther) and Robert Brown (Vice President, Exploration of Great Panther) is also a director (and in the case of Messrs. Archer and Brown, also an officer) of Cangold and has agreed to participate in the Arrangement. This material change report addresses the disclosure items contemplated by Part 5 of MI 61-101.

Description of the Transaction and its Material Terms.

The material terms of the Arrangement are summarized above.

Purpose and Business Reasons for the Transaction and Anticipated Effect on the Company’s Business and Affairs.

The transaction will result in Great Panther adding the option to acquire more than 6,000 hectares of the GDLR Project to its existing silver and gold producing properties in Mexico at Guanajuato and Topia. The transaction also adds Cangold’s Plomo gold project in Mexico, and its Argosy Project in the Red Lake Mining Division of northeastern Ontario, Canada.

Interest in the Transaction of Related Parties and Anticipated Effect on the Percentage of Securities Held

Messrs. Archer, Major and Brown hold an aggregate of 3,315,100 Cangold Shares, 400,000 options to acquire Cangold Shares (“Cangold Options”) and 493,000 warrants to acquire Cangold Shares (“Cangold Warrants”). The Arrangement is expected to increase their Great Panther shareholdings as follows:

Name and Position with Great Panther	Cangold Shares	Cangold Shares underlying Cangold Options	Cangold Shares underlying Cangold Warrants	Total Cangold Shares(1)	Total Great Panther Shares Issuable under the Arrangement(2)
Robert A. Archer Director & Chief Executive Officer	3,045,100	Nil	378,000	3,423,100	171,155
Kenneth W. Major Director	40,000	150,000	20,000	210,000	10,500
Robert Brown Vice President, Exploration	230,000	250,000	95,000	575,000	28,750
				4,208,100	210,405

Notes:

(1)	The number of total Cangold Shares held by each named individual is on a fully-diluted basis.
(2)	The number of Great Panther Shares that each named individual is entitled to receive under the Arrangement is based on the Exchange Ratio on a fully-diluted basis.

Approval Procedures

Messrs. Archer, Major and Brown declared an interest in, and abstained from voting on, the resolutions respecting the Letter Agreement and the Loan Documents. The Letter Agreement and the Loan Documents were reviewed and approved by special committees consisting of independent directors of both Great Panther and Cangold.

Formal Valuation and Prior Valuations

Not applicable.

Exemptions from Formal Valuation and Minority Approval Relied Upon.

Great Panther is relying on exemptions from formal valuation (subsection 5.5(a) of MI 61-101) and the minority shareholder approval requirements (subsection 5.7(1)(a) of MI 61-101) because at the time of the transaction under the Letter Agreement, neither the fair market value of the subject matter nor the fair market value of the consideration to be paid to the related parties exceeds 25% of Great Panther’s market capitalization.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Jim A. Zadra, CA
Chief Financial Officer and Corporate Secretary
Telephone: 604-608-1766

Item 9	Date of Report

March 6, 2015